SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2015

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

C.N.P.J No. 42.150.391/0001-70 - NIRE 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON NOVEMBER 4, 2015

On November 4, 2015, at 12:00 p.m., at the Company’s offices located at Rua Lemos de Monteiro, 120, 15º andar, São Paulo/SP, CEP 05501-050, an Ordinary Meeting of the Board of Directors of BRASKEM S.A. was held with the presence of the undersigned Board Members, pursuant to the signatures placed at the end of these minutes. The absent Board Members were represented by their respective alternates, except for Mr. Patrick Horbach Fairon, who was represented by Mr. Marcus Vinicius de Oliveira Magalhães, as per the representation letter issued under the terms of article 24, paragraph 2 of the Company’s Bylaws. The Chief Executive Officer, Carlos Fadigas, officers Gustavo Valverde, Mario Augusto da Silva, Marcelo Cerqueira, and further, Messrs. Aluízio Rocha, representative of the Company’s Fiscal Board, Pedro Freitas, Roberto Bischoff and Guilherme Furtado were present. The Chairman of the Board of Directors, Mr. Newton Sergio de Souza, presided over the meeting, and Mrs. Marcella Menezes acted as secretary. AGENDA: I) Subjects for deliberation: Nothing to record. II) Subjects for Acknowledgement: Presentations/reports were made by the respective parties responsible with respect to the following matters: (a) Braskem’s results for the 3rd quarter of 2015; (b) update on the addenda to the energy agreements with CHESF; (c) Project of Connection of the Duque de Caxias Industrial Park to the GLB Thermoelectric Power Plant; (d) Aratu Private Use Terminal (TUP) Project; (e) Ethylene XXI Project; (f) Voluntary Investigation (“View Project”) – update by the ad hoc Committee Coordinator on the progress of the investigation; (g) Meeting of the People and Organization Committee (CPO) held on this date. In view of the resignations presented by Board Members Mr. Antonio Rubens Silva Silvino and Ms. Laura Lopes de Oliveira, on September 8, 2015 and September 2, 2015, respectively, the members of the Board of Directors registered the votes of thanks to such Board members for their dedication and material contribution to the Company during their terms of office. III) Subjects of Interest to the Company: Nothing to record.

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000

Escritórios: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41.820-000 – Tel. (71)  3504-7932

São Paulo/SP – Rua Lemos de Monteiro, 120, 22º andar, São Paulo/SP, CEP 05501-050 – Tel. (11) 3576-9000 – Fax (11) 3023-0892

BRASKEM S.A.

C.N.P.J No. 42.150.391/0001-70 - NIRE 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON NOVEMBER 4, 2015

IV) Closing of the Minutes: As there were no further subjects to be discussed, these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all Board Members present at the meeting, by the Chairman and by the Secretary of the Meeting. São Paulo, November 4, 2015. Signatures: Newton Sergio de Souza – Chairman; Marcella Menezes – Secretary; Alfredo Lisboa Ribeiro Tellechea, Álvaro Fernandes da Cunha Filho, Andrea Damiani Maia de Andrade, Antônio Aparecida de Oliveira, Daniel Bezerra Villar, José de Freitas Mascarenhas, Marcus Vinicius de Oliveira Magalhães, Mauricio Roberto de Carvalho Ferro and Mauro Motta Figueira.

The above matches the original recorded in the proper book.

Marcella Menezes

Secretary

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000

Escritórios: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41.820-000 – Tel. (71)  3504-7932

São Paulo/SP – Rua Lemos de Monteiro, 120, 22º andar, São Paulo/SP, CEP 05501-050 – Tel. (11) 3576-9000 – Fax (11) 3023-0892

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 5, 2015
BRASKEM S.A.

By:	/s/ Mário Augusto da Silva

	Name:	Mário Augusto da Silva
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.